Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Jesse Lynn, Assistant General Counsel                                                                                                                                                                                                      Direct Dial: (212) 702-4331
                                                                                                                              Email: jlynn@sfire.com

April 27, 2012

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington D.C. 20549-3628
Attention: Mr. Daniel F. Duchovny, Special Counsel

RE:	CVR Energy, Inc.
Amended Schedule TO-T filed April 23, 2012 by IEP Energy LLC et. al.
File No. 005-83522

Dear Mr. Duchovny:

Set forth below, on behalf of IEP Energy LLC, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., and Carl C. Icahn (collectively, the “Icahn Entities”), are responses to the comments contained in the letter (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by Keith Schaitkin, General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on April 26, 2012.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of the Icahn Entities.

This letter is being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via federal express a hard copy of this letter.

Supplement to Offer to Purchase

Marketing Period, page 3.

1.  Please revise your disclosure to make the following clarifications, if true:

•	That the Offeror Parties are not committed to supporting any cash or non-cash offer after the Marketing Period.

•
That, while the CCP refers to holders receiving a payment as a result of a sale of the company’s stock or all or substantially all of the company’s assets, the Offeror Parties commitment is related to a sale of “the stock or assets of the Company, as an entirety.” (emphasis added)

•	How and by whom will the financial capacity of a potential acquiror be determined.

•	Whether the Offeror Parties have complete discretion in determining whether the terms and conditions of transaction proposal are reasonably acceptable.

In response to the Staff’s comment, the Schedule TO-T will be revised to add the following additional disclosure to the “Marketing Period” section of the Supplement: “In considering whether to tender their shares, stockholders should be aware that:”

•	The Offeror Parties are not committed to supporting any cash or non-cash offer after the 60-day Marketing Period.

•
The phrase “any proposal, offer or agreement to acquire the stock or assets of the Company, as an entirety,” as used in the definition of “Qualifying Proposal,” shall be interpreted in a manner consistent with the definition of the term “CCP Transaction” in the Contingent Cash Payment Agreement (i.e., it will include any proposal, offer or agreement (other than an Excluded Transaction, as such term is defined in the Contingent Cash Payment Agreement) pursuant to which (i) the Company consolidates or merges with or into another Person (whether or not the Company is the surviving entity), (ii) another Person (other than the Offeror or its affiliates in the Offer) acquires a majority of the outstanding shares of the Company’s common stock or (iii) the Company sells, assigns, transfers, conveys or otherwise disposes of all or substantially all of the properties and assets of the Company in one or more related transactions).

•
In determining whether any particular proposal constitutes a “Qualifying Proposal,” the determination as to whether the person that has made such proposal has provided “reasonable” evidence of the financial capacity to fund such transaction shall be made by the Offeror Parties. The use of the term “reasonable” means that this is an objective standard. The “Qualifying Proposal” provision is contained in the Transaction Agreement and will be enforceable by holders of the CCPs. Ultimately, if challenged, the determination as to whether “reasonable” evidence was in fact provided would be made by a judge.

•
In determining whether any particular proposal constitutes a “Qualifying Proposal,” the determination as to whether the terms and conditions of such proposal are “reasonably” acceptable shall be made by the Offeror Parties. The use of the term “reasonable” means that this is an objective standard. The “Qualifying Proposal” provision is contained in the Transaction Agreement and will be enforceable by holders of the CCPs. Ultimately, if challenged, the determination as to whether the Offeror Parties acted “reasonably” would be made by a judge.”

Contingent Cash Payment Agreement, page 4

2.  Please revise your disclosure to clarify that the closing of a transaction and payment of any additional cash may extend significantly beyond the 15-month term of the CCP.

In response to the Staff’s comment, the Schedule TO-T will be revised to add the following additional disclosure to the “Contingent Cash Payment Agreement” section of the Supplement: “In considering whether to tender their shares, stockholders should also be aware that, even if a definitive agreement to sell the Company, or all or substantially all of its assets, is executed within the 15-month life of the CCPs, the closing of a transaction and payment of any additional cash may extend significantly beyond the 15-month term of the CCPs.”

If you have any questions regarding, please contact the undersigned at (212) 702-4331 or Keith Schaitkin, General Counsel, at (212) 702-4380.

                                                                                                Very truly yours,

/s/ Jesse Lynn
Jesse Lynn